Page 1 of 11 Pages

                                   UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   SCHEDULE 13G

                     Under the Securities exchange Act of 1934



                               APACHE CORP
             -----------------------------------------------------
                              (NAME OF ISSUER)

                                  COM
             -----------------------------------------------------
                       (TITLE OF CLASS OF SECURITIES)

                                 037411105
             -----------------------------------------------------
                              (CUSIP NUMBER)

                           December 31, 2008
             -----------------------------------------------------
            (Date of event which requires filing of this Statement)


  NOTE: A MAJORITY OF THE SHARES REPORTED IN THIS SCHEDULE 13G ARE HELD BY UNAFFILIATED THIRD-PARTY CLIENT ACCOUNTS MANAGED BY ALLIANCEBERNSTEIN L.P., AS INVESTMENT ADVISER. (ALLIANCEBERNSTEIN L.P. IS A MAJORITY-OWNED SUBSIDIARY
   OF AXA FINANCIAL, INC.)

    Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      X  Rule 13d-1(b)
         Rule 13d-1(c)
         Rule 13d-1(d)

    * The remainder of this cover page shall be filled out for a reporting person?s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (CONTINUED ON FOLLOWING PAGE(S))





<PAGE
    CUSIP NO. 037411105           13G                        Page 2 of 11 Pages


  1. NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        AXA Assurances I.A.R.D. Mutuelle

  2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *         (A) [X]
                                                                (B) [ ]

  3. SEC USE ONLY


  4. CITIZENSHIP OR PLACE OF ORGANIZATION
        France


          NUMBER OF         5.   SOLE VOTING POWER            16,885,271
            SHARES
         BENEFICIALLY       6.   SHARED VOTING POWER          0
         December 31,
            BY EACH         7.   SOLE DISPOSITIVE POWER       21,454,966
           REPORTING
         PERSON WITH:       8.   SHARED DISPOSITIVE POWER     0

  9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH              21,454,966
     REPORTING PERSON
     (Not to be construed as an admission of beneficial ownership)

 10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES *                                                    | |


 11. PERCENT OF CLASS REPRESENTED BY                          6.4%

 12. TYPE OF REPORTING PERSON *
       IC
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

<PAGE

CUSIP NO. 037411105                13G                     Page 3 of 11 Pages

  1. NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        AXA Assurances Vie Mutuelle

  2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *         (A) [X]
                                                                (B) [ ]

  3. SEC USE ONLY

  4. CITIZENSHIP OR PLACE OF ORGANIZATION
        France

          NUMBER OF         5.   SOLE VOTING POWER            16,885,271
            SHARES
         BENEFICIALLY       6.   SHARED VOTING POWER          0
         December 31,
            BY EACH         7.   SOLE DISPOSITIVE POWER       21,454,966
           REPORTING
         PERSON WITH:       8.   SHARED DISPOSITIVE POWER     0


  9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH              21,454,966
     REPORTING PERSON
     (Not to be construed as an admission of beneficial ownership)

 10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES *                                                    | |


 11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9          6.4%

 12. TYPE OF REPORTING PERSON *
       IC
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!



 <PAGE

 CUSIP NO. 037411105                13G         Page 4 of 11

   1. NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         AXA

   2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *      (A) [ ]
                                                              (B) [ ]

   3. SEC USE ONLY


   4. CITIZENSHIP OR PLACE OF ORGANIZATION
         France

           NUMBER OF        5.   SOLE VOTING POWER             16,885,271
             SHARES
          BENEFICIALLY      6.   SHARED VOTING POWER           0
           OWNED AS OF
          December 31,      7.   SOLE DISPOSITIVE POWER        21,454,966
            REPORTING
          PERSON WITH:      8.   SHARED DISPOSITIVE POWER      0


   9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH              21,454,966
      REPORTING PERSON
      (Not to be construed as an admission of beneficial ownership)

  10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
 SHARES                                                     | |

  11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9          6.4%

  12. TYPE OF REPORTING PERSON *
        IC

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

<PAGE

CUSIP NO. 037411105                13G                     Page 5 of 11 Pages

  1. NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        AXA Financial, Inc.      13-3623351

  2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                        (A)  [ ]
                                         (B)  [ ]

  3. SEC USE ONLY


  4. CITIZENSHIP OR PLACE OF ORGANIZATION
       State of Delaware
          NUMBER OF         5.   SOLE VOTING POWER            16,776,327
            SHARES
         BENEFICIALLY       6.   SHARED VOTING POWER          0
         December 31,
            BY EACH         7.   SOLE DISPOSITIVE POWER       21,286,192
           REPORTING
         PERSON WITH:       8.   SHARED DISPOSITIVE POWER     0


  9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH              21,286,192
     REPORTING PERSON
     (Not to be construed as an admission of beneficial ownership)

 10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES *                                                    | |


 11. PERCENT OF CLASS REPRESENTED BY                          6.4%

 12. TYPE OF REPORTING PERSON *
       HC

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

<PAGE

                                   13G                     Page 6 of 11 Pages

Item 1(a) Name of
          APACHE CORP

Item 1(b) Address of Issuer's Principal Executive Offices:
          2000 PostOak Blvd. Ste 100- 1 PstOak Cntrl
          Houston,  TX 770564400


Item 2(a) and (b)
          Name of Person Filing and Address of Principal Business Office:

          AXA Assurances I.A.R.D Mutuelle, and
          AXA Assurances Vie Mutuelle,
          26, rue Drouot
          75009 Paris, France

          as a group (collectively, the 'Mutuelles AXA').

          AXA
          25, avenue Matignon
          75008 Paris, France

          AXA Financial, Inc.
          1290 Avenue of the Americas
          New York, New York 10104

 (All media outlets, please contact Chris Winans (212-314-5519) or Michael Arcaro (212-314-2030) with any questions. All other questions can be directed to John Meyers at AllianceBernstein (212-969-2301).)







<PAGE

                                   13G                     Page 7 of 11 Pages
Item 2(c) Citizenship:
          Mutuelles AXA and AXA - France
          AXA Financial, Inc. - Delaware

Item 2(d) Title of Class of Securities:

          COM

Item 2(e) Cusip Number:
          037411105

Item 3.   Type of Reporting Person:
          AXA Financial, Inc. as a parent holding company, in accordance with 240.13d-1(b)(ii)(G).

          The Mutuelles AXA, as a group, acting as a parent holding company.

          AXA as a parent holding company.

<PAGE
                                   13G                     Page 8 of 11 Pages
<TABL

Item 4. Ownership as      December 31,
        (a) Amount Beneficially Owned:
21,454,966   shares of common stock beneficially owned including:


                            No. of Shares

                       Subtotals

                       ---------------------

AXA                                                                     0

AXA Entity or Entities

    Common        acquired solely for investment
    AXA Investment Managers Paris                                  11,927
    AXA Konzern AG (Germany)                                        6,700

    AXA Rosenberg Investment                                      135,147
    AXA Framlington                                                15,000

AXA Financial, Inc.                                                     0

Subsidiaries:

AllianceBernstein L.P.
acquired solely for investment
purposes on behalf of client
discretionary investment advisory
accounts:


  Common Stock                                    21,128,337


                                                               21,128,337
AXA Equitable Life Insurance Company
acquired solely for investment
purposes:

  Common Stock                                       157,855
                                                                  157,855
                                                            -------------
    Total                                                      21,454,966
                                                            =============

Each of the Mutuelles AXA, as a group, and AXA expressly declares that the filing of this Schedule 13G shall not be construed as an admission that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any securities covered by this Schedule 13G.

Each of the above subsidiaries of AXA Financial, Inc. operates under independent management and makes independent decisions.

       (b) Percent of Class:                                 6.4%
                                                            =============



                                                           Page 9 of 11 Pages

                                                     ITEM 4. Ownership as of
              (CONT.)
       (c) Deemed Voting Power and Disposition Power:
                         (i)         (ii)          (iii)        (iv)
                        Deemed        Deemed        Deemed       Deemed
                        to have       to have       to have      to have
                        Sole Power    Shared Power  Sole Power   Shared
Power
                        to Vote       to Vote       to Dispose   to Dispose
                        or to         or to         or to        or to
                        Direct        Direct        Direct the   Direct the
                        the Vote      the Vote      Disposition  Disposition
                        ------------  ------------  ------------ ------------
The Mutuelles AXA,
AXA                              0             0             0             0

AXA Entity or Entities:
  AXA Investment            11,927             0        11,927             0
  Managers Paris
  (France)
  AXA Konzern AG             6,700             0         6,700             0
  (Germany)

  AXA Rosenberg             75,317             0       135,147             0
  Investment
  Management LLC
  AXA Framlington           15,000             0        15,000             0

AXA Financial, Inc.              0             0             0             0

Subsidiaries:
------------
 AllianceBernstein      16,767,572             0    21,128,337             0

 AXA Equitable               8,755             0       157,855             0
 Life Insurance

                      ------------  ------------  ------------  ------------
                          16,885,2             0    21,454,966             0
                      ============  ============  ============  ============

Each of the above subsidiaries of AXA Financial, Inc. operates under independent management and makes independent voting and investment decisions.

                                                           Page 10 of 11 Pages
Item 5. Ownership of Five Percent or Less of a Class:
        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.
                                                           ( )

Item 6. Ownership of More than Five Percent on behalf of Another Person.  N/A

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reporting on by the Parent Holding Company:

        This Schedule 13G is being filed by AXA Financial, Inc.; AXA, which owns AXA Financial, Inc.; and the Mutuelles AXA, which as a group control AXA:

   (X) in the Mutuelles AXAs' capacity, as a group, acting as a parent holding company with respect to the holdings of the following AXA entity or entities:

   (X) in AXA's capacity as a parent holding company with respect to the holdings of the following AXA entity or entities:

        AXA Investment Managers Paris (France)

        AXA Konzern AG (Germany)
        AXA Rosenberg Investment Management LLC
        AXA Framlington

   (X) in AXA Financial, Inc.'s capacity as a parent holding company with respect to the holdings of the following subsidiaries:

   (X)  AllianceBernstein L.P.
        (13-3434400), an investment adviser registered under
        Section 203 of the Investment Advisers Act of 1940.


   (X)  AXA Equitable Life Insurance Company
        (13-5570651), an insurance company and an investment adviser registered under Section 203 of the Investment
        Advisers Act of 1940.

                                                         Page 11 of 11 Pages

Item 8. Identification and Classification of Members of the Group.      N/A

Item 9.  Notice of Dissolution of Group:                                N/A

Item 10. Certification:

         By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



         Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





   Date:    February 13, 2009              AXA FINANCIAL, INC.*







                                           /s/ Alvin H. Fenichel

                                              Alvin H. Fenichel
                                            Senior Vice President
                                               and Controller






   *Pursuant to the Joint Filing Agreement with respect to Schedule 13G attached hereto as Exhibit I, among AXA Financial, Inc., AXA Assurances I.A.R.D Mutuelle, AXA Assurances Vie Mutuelle, and AXA, this statement
    Schedule 13G is filed on behalf of each of them.